Filed pursuant to Rule 424(b)(3)

File No. 333-258155

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 6 DATED FEBRUARY 26, 2024

TO THE PROSPECTUS DATED MAY 8, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated May 8, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the Company entered into a third amendment to the Merlin Funding Credit Agreement.

Third Amendment to Merlin Funding Credit Agreement

On October 6, 2023, Merlin Funding LLC (“Merlin Funding”), a Delaware limited liability company and newly formed wholly-owned subsidiary of the Company, entered into a credit agreement (the “Merlin Funding Credit Agreement”), with Merlin Funding, as borrower, the Company, in its capacity as subordinated lender, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as administrative agent (in such capacity, the “Administrative Agent”) and as a lender, and Deutsche Bank National Trust Company, as collateral agent, account bank and collateral custodian. From time to time Merlin Funding expects to use amounts borrowed under the Merlin Funding Credit Agreement to acquire eligible assets from the secondary market, composed primarily of first priority broadly syndicated corporate loans, to ramp-up a portfolio of assets to be pledged as collateral for a future collateralized loan obligation transaction, which is expected to be arranged by an affiliate of the Administrative Agent. The Company retains a residual interest in assets acquired by Merlin Funding through its ownership of the limited liability company interests of Merlin Funding and its subordinated loans issued under the Merlin Funding Credit Agreement.

On February 16, 2024, Merlin Funding, as borrower, the Company, in its capacities as subordinated lender and warehouse collateral manager, and the Administrative Agent entered into a third amendment to the Merlin Funding Credit Agreement (the “Third Amendment to Merlin Funding Credit Agreement”). Pursuant to the Third Amendment to Merlin Funding Credit Agreement, the maximum principal amount which can be drawn upon by Merlin Funding subject to certain conditions in the Merlin Funding Credit Agreement, was increased from $187,500,000 to $300,000,000.

Terms used in the foregoing paragraphs have the meanings set forth in the Merlin Funding Credit Agreement and the Third Amendment to Merlin Funding Credit Agreement. The description above is only a summary of the material provisions of the Third Amendment to Merlin Funding Credit Agreement and does not purport to be complete and is qualified in its entirety by reference to the provisions in such Third Amendment to Merlin Funding Credit Agreement, which is attached as an exhibit to the registration statement of which this Prospectus is a part.